Exhibit 99.1

News Release

AIR CANADA REPORTS FIFTEENTH CONSECUTIVE MONTH OF RECORD LOAD FACTORS FOR JUNE

•	Domestic passenger load factor at 81.2% - highest ever for June
•	System passenger load factor at 81.3% - highest ever for June

MONTRÉAL, July 7, 2005 - Air Canada reported a system load factor of 81.3 per cent in June 2005, the highest ever for June. The mainline carrier flew 7.3 per cent more revenue passenger miles (RPMs) in June 2005 than in June 2004, according to preliminary traffic figures. Overall, capacity increased by 4.7 per cent, resulting in a load factor of 81.3 per cent, compared to 79.4 per cent in June 2004; an increase of 1.9 percentage points. In the domestic market, capacity increased by 1.3 per cent and traffic increased by 5.2 per cent resulting in a domestic load factor of 81.2 per cent - a 3.1 percentage point increase year over year.

Jazz, Air Canada’s regional airline subsidiary, flew 37.2 per cent more revenue passenger miles in June 2005 than in June 2004, according to preliminary traffic figures. Capacity increased by 23.9 per cent, resulting in a load factor of 75.1 per cent, compared to 67.8 per cent in June 2004; an increase of 7.3 percentage points.

North American traffic, on a combined basis for Air Canada and its regional carrier, Jazz, rose 10.1 per cent.

"In June the airline again achieved record load factors for the 15th consecutive month, a clear confirmation of growing customer preference for the Air Canada product over and above the market’s continuing recovery,” said Montie Brewer, President and Chief Executive Officer. "Our North American traffic performance was particularly strong with Air Canada and Air Canada Jazz together reporting a 10 percentage point increase over last year’s record for the month. This further confirms that Air Canada has become the carrier of choice for consumers seeking the lowest fares to the greatest number of destinations on an everyday basis.

“Our employees are winning over more and more customers who recently ranked Air Canada the Best Airline in North America in an independent international survey of over 12 million air travelers. I am incredibly proud that once again in June they ensured a strong operational performance under challenging conditions."

This discussion contains certain forward-looking statements, which involve a number of risks and uncertainties. As a result of many factors including acts or potential acts of terrorism, international conflicts, government regulations and government mandated restrictions on operations and pricing, fuel prices, industry restructuring, labour negotiations, the economic environment in general including foreign exchange and interest rates, the airline competitive and pricing environment, industry capacity decisions and new entrants as well as external events, actual results could differ from expected results and the differences could be material.

AIR CANADA MAINLINE (Includes Jetz)
		June			Year-To-Date
		2005	2004	Change	2005	2004	Change
Traffic (RPMs millions)		3,996	3,725	+7.3%	21,145	20,031	+5.6%
Capacity (ASMs millions)		4,914	4,692	+4.7%	26,571	26,311	+1.0%
Load Factor		81.3%	79.4%	+1.9 pts	79.6%	76.1%	+3.5 pts

Canada	RPMs	1,245	1,183	+5.2%	6,166	5,971	+3.3%
	ASMs	1,533	1,514	+1.3%	7,737	7,892	-2.0%
	Load Factor	81.2%	78.1%	+3.1 pts	79.7%	75.7%	+4.0 pts

U.S. Transborder	RPMs	502	443	+13.3%	3,480	3,370	+3.3%
	ASMs	664	662	+0.3%	4,648	4,979	-6.6%
	Load Factor	75.6%	66.9%	+8.7 pts	74.9%	67.7%	+7.2 pts

Atlantic	RPMs	1,218	1,130	+7.8%	5,137	4,851	+5.9%
	ASMs	1,423	1,338	+6.4%	6,153	5,969	+3.1%
	Load Factor	85.6%	84.5%	+1.1 pts	83.5%	81.3%	+2.2 pts

Pacific	RPMs	777	755	+2.9%	4,013	3,802	+5.5%
	ASMs	951	887	+7.2%	4,954	4,745	+4.4%
	Load Factor	81.7%	85.1%	-3.4 pts	81.0%	80.1%	+0.9 pts

Latin America & Other	RPMs	254	214	+18.7%	2,349	2,037	+15.3%
	ASMs	343	291	+17.9%	3,079	2,726	+12.9%
	Load Factor	74.1%	73.5%	+0.6 pts	76.3%	74.7%	+1.6 pts

AIR CANADA REGIONAL (Jazz)
	June			Year-To-Date
	2005	2004	Change	2005	2004	Change
Traffic (RPMs millions)	214	156	+37.2%	1,006	820	+22.7%
Capacity (ASMs millions)	285	230	+23.9%	1,406	1,343	+4.7%
Load Factor	75.1%	67.8%	+7.3 pts	71.6%	61.1%	+10.5 pts

Contact:	Isabelle Arthur (Montréal)	(514) 422-5788
	Laura Cooke (Toronto)	(416) 263-5576
	Angela Mah (Vancouver)	(604) 270-5741

Internet:	aircanada.com